Blanc Williams Johnston & Kronstadt, LLP
Attorneys at Law
A registered limited partnership
Including professional corporations

1900 Avenue of the Stars
17th Floor
Los Angeles, California 90067-4403
Telephone (310) 552-2500
Fax (310)552-1191

Direct Line: (310) 788-8253

February 26, 1998

VIA FACSIMILE

E. Joseph Fitzpatrick, Esq.
Redneck Foods, Inc.
1796 Hendersonville Road
Asheville, NC 28803

Re: Extension of Time for Termination Rights

Dear Joe:

As you know, pursuant to the terms of the Series A Convertible Preferred Stock Purchase Agreement (the "SPA") entered into as of February 4, 1997 by and among Redneck Foods, Inc. ("Redneck", David Womick ("Womick") and Jeff Foxworthy ("Foxworthy"), Foxworthy was granted the right to terminate his obligations under the SPA and the other "Transaction Documents" (as defined in the SPA), including without limitation, the License Agreement and the Promotion Agreement, if Redneck and Womick were unable by November 1, 1997 to fulfill their obligations to obtain the full amount of the "Investment Capital" as required by
Section 2 of the SPA (the "Capital Commitment"). By prior agreement of Foxworthy, the date to fulfill the Capital Commitment was extended to March 1, 1998.

The purpose of this letter is to confirm that Foxworthy will further extend the date for fulfillment of the Capital Commitment until the end of the day on June 30, 1998, if the following conditions are agreed to and performed:

    1.. Redneck promptly issues to Jay Foxworthy an option to acquire 100,000 shares of the Common Stock of Redneck at 85% of the current market value of the stock determined as of the date of this letter, which option will be fully exercisable and vested upon issuance, be fully transferable, and be exercisable at any time in whole or in part, from time to time, until December 31, 2007.

b. Redneck promptly contributes a total of 75,000 shares of Common Stock to the following charities:
        1.. 50,000 shares to the Duke Children's Hospital
        2.. 20,000 shares to the Diabetes Research Institute; and
        3.. 5,000 shares to Children of the Night.
In addition to the foregoing,. Redneck has previously agreed to issue certain options and/or stock to J.P. Williams and Samuel Fox. The terms of these arrangements have not been fully documented. As further conditions to Foxworthy's agreement to extend the date of the fulfillment the Capital Commitment as set forth above, Redneck must agree to the following clarification and finalization of the terms of the options as follow:

    1.. J.P. Williams has previously, in July of 1997, been granted an option for 540,000 shares of Redneck Common Stock at an exercise price of $.50 per share. The option is fully exercisable and vested as of the date hereof, is fully transferable and will be exercisable at any time, in whole or in part, from time to time, until December 31, 2007. Please note that Mr. Williams would like this option to be transferred to the Williams Family Trust.
    2.. Samuel Fox has been granted an option to acquire 200,000 shares of Redneck Common Stock at an exercise price equal to 85% of the fair market value of the stock as of the date of this letter. The option is fully exercisable at any time, in whole or in part, from time to time, until December 31, 2007. Additionally, at such time, if any, as he exercises the foregoing options, Mr. Fox will be granted a credit against the exercise price of the option, which will be earned a the rate of $75,000 per year, pro rated monthly from January 1, 1998, up to a maximum credit of $225,000. The credit will be earned on a monthly basis, as long as Mr. Fox remains ready, willing and able to serve as a director of Redneck, and if elected, does so serve.

If Redneck agrees to the foregoing, please arrange for copy of this letter to be executed by David Womick on behalf of Redneck. Upon such execution, Foxworthy's agreement to extend the date for fulfillment of the Capital Commitment to June 30, 1998 shall be effective. Please note, however that we would like to have each of the foregoing matters more formally documented as soon as practical after the date of this letter.



Very truly yours,


Gary A. David
Cc: Samuel J. Fox
J.P. Williams

Agreed to by Redneck Foods, Inc.

By Dated:
David Womick, President